Exhibit 3.1

3.1.  NUMBER, TENURE AND QUALIFICATIONS. The number of directors which shall constitute the whole board shall be such number of members, not less than One (1) nor more than Thirteen (13), as the board of directors may from time to time determine by resolution. The directors shall be elected at the annual meeting of the stockholders, except as provided in section 3.2 of this Article, and each director elected shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal. Directors need not be stockholders.